UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

iTeos Therapeutics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

46565G104

(CUSIP Number)

Luke Evnin

MPM Asset Management

450 Kendall Street

Cambridge, MA 01242

Telephone: (617) 425-9200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 16, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46565G104

1.	Name of Reporting Persons. MPM BioVentures 2014, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 1,927,595
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,927,595
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,927,595
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.5%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)

This schedule is filed by MPM BioVentures 2014, L.P. (“BV 2014”), MPM BioVentures 2014 (B), L.P. (“BV 2014(B)”), MPM Asset Management Investors BV2014 LLC (“AM BV2014 LLC”), MPM BioVentures 2018, L.P. (“BV 2018”), MPM BioVentures 2018 (B), L.P. (“BV 2018(B)”), MPM Asset Management Investors BV2018 LLC (“AM BV2018 LLC”), UBS Oncology Impact Fund L.P. (“UBS Oncology”), MPM BioVentures 2014 GP LLC (“BV 2014 GP”), MPM BioVentures 2014 LLC (“BV 2014 LLC”), MPM BioVentures 2018 GP LLC (“BV 2018 GP”), MPM BioVentures 2018 LLC (“BV 2018 LLC”), Oncology Impact Fund (Cayman) Management LP (“Oncology Cayman”) and BioImpact Capital LLC (“BioImpact”) (collectively, the “MPM Entities”) and Ansbert Gadicke, Luke Evnin, Todd Foley and Edward Hurwitz (collectively, the “Listed Persons” and together with the MPM Entities, the “Filing Persons”). The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

This percentage is calculated based upon 35,209,755 outstanding shares of common stock of iTeos Therapeutics, Inc. (the “Issuer”), as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 11, 2021.

CUSIP No. 46565G104

1.	Name of Reporting Persons. MPM BioVentures 2014 (B), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 107,713
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 107,713
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 107,713
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.3%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

This percentage is calculated based upon 35,209,755 outstanding shares of common stock of the Issuer, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 11, 2021.

CUSIP No. 46565G104

1.	Name of Reporting Persons. MPM Asset Management Investors BV2014 LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 66,347
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 66,347
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 66,347
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

This percentage is calculated based upon 35,209,755 outstanding shares of common stock of the Issuer, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 11, 2021.

CUSIP No. 46565G104

1.	Name of Reporting Persons. MPM BioVentures 2018, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 1,217,428
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,217,428
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,217,428
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.5%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

This percentage is calculated based upon 35,209,755 outstanding shares of common stock of the Issuer, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 11, 2021.

CUSIP No. 46565G104

1.	Name of Reporting Persons. MPM BioVentures 2018 (B), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 54,213
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 54,213
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 54,213
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

This percentage is calculated based upon 35,209,755 outstanding shares of common stock of the Issuer, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 11, 2021.

CUSIP No. 46565G104

1.	Name of Reporting Persons. MPM Asset Management Investors BV2018 LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 24,026
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 24,026
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,026
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

This percentage is calculated based upon 35,209,755 outstanding shares of common stock of the Issuer, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 11, 2021.

CUSIP No. 46565G104

1.	Name of Reporting Persons. UBS Oncology Impact Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 2,178,890
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,178,890
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,178,890
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.2%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

This percentage is calculated based upon 35,209,755 outstanding shares of common stock of the Issuer, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 11, 2021.

CUSIP No. 46565G104

1.	Name of Reporting Persons. MPM BioVentures 2014 GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,035,308(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,035,308(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,035,308(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.8%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes 1,927,595 shares held by BV 2014 and 107,713 shares held by BV 2014(B). BV 2014 GP and BV 2014 LLC are the direct and indirect general partners of BV 2014 and BV 2014(B).
(3)

This percentage is calculated based upon 35,209,755 outstanding shares of common stock of the Issuer, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 11, 2021.

CUSIP No. 46565G104

1.	Name of Reporting Persons. MPM BioVentures 2014 LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,101,655(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,101,655(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,101,655(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.0%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Includes 1,927,595 shares held by BV 2014, 107,713 shares held by BV 2014(B) and 66,347 shares held by AM BV2014 LLC. BV 2014 GP and BV 2014 LLC are the direct and indirect general partners of BV 2014 and BV 2014(B). BV 2014 LLC is the manager of AM BV2014 LLC

(3)

This percentage is calculated based upon 35,209,755 outstanding shares of common stock of the Issuer, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 11, 2021.

CUSIP No. 46565G104

1.	Name of Reporting Persons. MPM BioVentures 2018 GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,271,641(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,271,641(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,271,641(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.6%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes 1,217,428 shares held by BV 2018 and 54,213 shares held by BV 2018(B). BV 2018 GP and BV 2018 LLC are the direct and indirect general partners of BV 2018 and BV 2018(B).
(3)

This percentage is calculated based upon 35,209,755 outstanding shares of common stock of the Issuer, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 11, 2021.

CUSIP No. 46565G104

1.	Name of Reporting Persons. MPM BioVentures 2018 LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,295,667(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,295,667(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,295,667(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.7%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Includes 1,217,428 shares held by BV 2018, 54,213 shares held by BV 2018(B) and 24,026 shares held by AM BV2018 LLC. BV 2018 GP and BV 2018 LLC are the direct and indirect general partners of BV 2018 and BV 2018(B). BV 2018 LLC is the manager of AM BV2018 LLC.

(3)

This percentage is calculated based upon 35,209,755 outstanding shares of common stock of the Issuer, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 11, 2021.

CUSIP No. 46565G104

1.	Name of Reporting Persons. Oncology Impact Fund (Cayman) LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 2,178,890(2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,178,890(2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,178,890(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.2%(3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Consists of shares held by UBS Oncology. BioImpact is the General Partner of Oncology (Cayman), the General Partner of UBS Oncology.
(3)

This percentage is calculated based upon 35,209,755 outstanding shares of common stock of the Issuer, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 11, 2021.

CUSIP No. 46565G104

1.	Name of Reporting Persons. BioImpact Capital LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 2,178,890(2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,178,890(2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,178,890(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.2%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Consists of shares held by UBS Oncology. BioImpact is the general partner Oncology (Cayman), the General Partner of UBS Oncology.
(3)

This percentage is calculated based upon 35,209,755 outstanding shares of common stock of the Issuer, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 11, 2021.

CUSIP No. 46565G104

1.	Name of Reporting Persons. Ansbert Gadicke
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,576,212(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,576,212(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,576,212(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.8(3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Includes 1,927,595 shares held by BV 2014, 107,713 shares held by BV 2014(B), 66,347 shares held by AM BV 2014 LLC, 1,217,428 share held by BV 2018, 54,213 shares held by BV 2018(B), 24,026 shares held by AM BV 2018 LLC and 2,178,890 shares held by UBS Oncology. The Reporting Person is a managing director of BV 2014 LLC and BV2018 LLC and the managing partner of BioImpact.

(3)

This percentage is calculated based upon 35,209,755 outstanding shares of common stock of the Issuer, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 11, 2021.

CUSIP No. 46565G104

1.	Name of Reporting Persons. Luke Evnin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,397,322(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,397,322(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,397,322(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.6%(3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Includes 1,927,595 shares held by BV 2014, 107,713 shares held by BV 2014(B), 66,347 shares held by AM BV 2014 LLC, 1,217,428 share held by BV 2018, 54,213 shares held by BV 2018(B) and 24,026 shares held by AM BV 2018 LLC. The Reporting Person is a managing director of BV 2014 LLC and BV 2018 LLC.

(3)

This percentage is calculated based upon 35,209,755 outstanding shares of common stock of the Issuer, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 11, 2021.

CUSIP No. 46565G104

1.	Name of Reporting Persons. Todd Foley
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,397,322(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,397,322(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,397,322(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.6%(3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Includes 1,927,595 shares held by BV 2014, 107,713 shares held by BV 2014(B), 66,347 shares held by AM BV 2014 LLC, 1,217,428 share held by BV 2018, 54,213 shares held by BV 2018(B) and 24,026 shares held by AM BV 2018 LLC. The Reporting Person is managing director of BV 2014 LLC and BV 2018 LLC.

(3)

This percentage is calculated based upon 35,209,755 outstanding shares of common stock of the Issuer, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 11, 2021.

CUSIP No. 46565G104

1.	Name of Reporting Persons. Edward Hurwitz
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,295,667(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,295,667(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,295,667(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.7%(3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes 1,217,428 shares held by BV 2018, 54,213 shares held by BV 2018(B) and 24,026 shares held by AM BV 2018 LLC . The Reporting Person is a managing director of BV 2018 LLC.
(3)

This percentage is calculated based upon 35,209,755 outstanding shares of common stock of the Issuer, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 11, 2021.

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed as an amendment to the initial statement on Schedule 13D relating to the common stock (the “Common Stock”), of iTeos Therapeutics Inc. (the “Issuer”), as filed with the Securities and Exchange Commission (the “SEC”) on August 7, 2020 (the “Original Schedule 13D”). This Schedule 13D/A is being filed by the Filing Persons to report the open market sales and distributions in kind of the Issuer’s Common Stock by certain Filing Persons.

Items 2, 4, 5 and 7 of the Original Schedule 13D are hereby amended and supplemented to the extent hereinafter expressly set forth and, except as amended and supplemented hereby, the Original Schedule 13D remains in full force and effect. All capitalized terms used in this Amendment No. 3 but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 2.	Identity and Background

(a) The entities and persons filing this statement are MPM BioVentures 2014, L.P. (“BV 2014”), MPM BioVentures 2014 (B), L.P. (“BV 2014(B)”), MPM Asset Management Investors BV2014 LLC (“AM BV2014 LLC”), MPM BioVentures 2018, L.P. (“BV 2018”), MPM BioVentures 2018 (B), L.P. (“BV 2018(B)”), MPM Asset Management Investors BV2018 LLC (“AM BV2018 LLC”), UBS Oncology Impact Fund L.P. (“UBS Oncology”), MPM BioVentures 2014 GP LLC (“BV 2014 GP”), MPM BioVentures 2014 LLC (“BV 2014 LLC”),”), MPM BioVentures 2018 GP LLC (“BV 2018 GP”), MPM BioVentures 2018 LLC (“BV 2018 LLC”), Oncology Impact Fund (Cayman) Management LP (“Oncology Cayman”) and BioImpact Capital LLC (“BioImpact”) (collectively, the “MPM Entities”) and Ansbert Gadicke, Luke Evnin, Todd Foley and Edward Hurwitz (collectively, the “Listed Persons” and together with the MPM Entities, the “Filing Persons”).

(b) The address of the principal place of business for each of the MPM Entities and Ansbert Gadicke, Luke Evnin, Todd Foley and Edward Hurwitz is 450 Kendall Street, Cambridge, MA 02142, other than Oncology Cayman whose address is 1st Floor, 2 Hill Street, St Helier, Jersey, JE1 4FS.

(c) The principal business of each of the Filing Persons is the venture capital investment business.

(d) During the last five years, none of the Filing Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filing Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Listed Persons is a United States citizen and each of the MPM Entities is a Delaware limited partnership or limited liability company, other than Oncology Cayman which is a Cayman Islands limited partnership.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the managers and each other person controlling the general partners of the MPM Entities required by Item 2 of Schedule 13D is listed on Schedule 1 hereto and is incorporated by reference herein.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of Item 4:

The MPM Entities sold an aggregate of 438,998 shares of Common Stock in open market transactions from April 7, 2021 through September 20, 2021 for aggregate gross proceeds of $12,556,896. On April 7, 2021, BV 2014(B) distributed an aggregate of 10,424 shares of Common Stock in a pro rata in-kind distribution to its limited partners for no consideration and BV 2018(B) distributed an aggregate of 5,426 shares of Common Stock in a pro rata in-kind distribution to its limited partners for no consideration. On September 7, 2021, BV 2014(B) distributed an aggregate of 20,848 shares of Common Stock in a pro rata in-kind distribution to its limited partners for no consideration and BV 2018(B) distributed an aggregate of 10,492 shares of Common Stock in a pro rata in-kind distribution to its limited partners for no consideration.

Item 5.	Interest in Securities of the Issuer

(a) – (b) The following information with respect to the ownership of the Common Stock of the Issuer by the Filing Persons is provided as of September 20, 2021:

Reporting Person	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (1)
BV 2014	1,927,595	1,927,595	0	1,927,595	0	1,927,595	5.5%
BV 2014(B)	107,713	107,713	0	107,713	0	107,713	0.3%
AM BV 2014 LLC	66,347	66,347	0	66,347	0	66,347	0.2%
BV 2018	1,217,428	1,217,428	0	1,217,428	0	1,217,428	3.5%
BV 2018(B)	54,213	54,213	0	54,213	0	54,213	0.2%
AM BV 2018 LLC	24,026	24,026	0	24,026	0	24,026	0.1%
UBS Oncology	2,178,890	2,178,890	0	2,178,890	0	2,178,890	6.2%
BV 2014 GP(2)	0	0	2,035,308	0	2,035,308	2,035,308	5.8%
BV 2014 LLC(3)	0	0	2,101,655	0	2,101,655	2,101,655	6.0%
BV 2018 GP(4)	0	0	1,271,641	0	1,271,641	1,271,641	3.6%
BV 2018 LLC(5)	0	0	1,295,667	0	1,295,667	1,295,667	3.7%
Oncology Cayman(6)	0	0	2,178,890	0	2,178,890	2,178,890	6.2%
BioImpact(6)	0	0	2,178,890	0	2,178,890	2,178,890	6.2%
Ansbert Gadicke(7)	0	0	5,576,212	0	5,576,212	5,576,212	15.8%
Luke Evnin(8)	0	0	3,397,322	0	3,397,322	3,397,322	9.6%
Todd Foley(8)	0	0	3,397,322	0	3,397,322	3,397,322	9.6%
Edward Hurwitz(9)	0	0	1,295,667	0	1,295,667	1,295,667	3.7%

(1)

This percentage is calculated based upon 35,209,755 outstanding common stock of the Issuer, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 11, 2021.

(2)	Includes securities held by BV 2014 and BV 2014(B). BV 2014 GP is the direct general partner of BV 2014 and BV 2014(B).
(3)	Includes securities held by BV 2014, BV2014(B) and AM BV 2014 LLC. BV 2014 LLC is the indirect general partner of BV 2014 and BV 2014(B) and the manager of AM BV 2014 LLC.
(4)	Includes securities held by BV 2018 and BV 2018(B). BV 2018 GP is the direct general partner of BV 2018 and BV 2018(B).
(5)	Includes securities held by BV 2018, BV 2018(B) and AM BV 2018 LLC. BV 2018 LLC is the indirect general partner of BV 2018 and BV 2018(B) and the manager of AM BV 2018 LLC.
(6)	Includes shares held by UBS Oncology. BioImpact is the General Partner of Oncology (Cayman), the General Partner of UBS Oncology.

(7)

Includes securities held by BV 2014, BV 2014(B), AM BV 2014 LLC, BV 2018, BV 2018(B), AM BV 2018 LLC and UBS Oncology. The Reporting Person is a managing director of BV 2014 LLC and BV 2018 LLC and the managing partner of BioImpact.

(8)	Includes securities held by BV 2014, BV 2014(B), AM BV 2014 LLC, BV 2018, BV 2018(B), and AM BV 2018 LLC. The Reporting Person is a managing director of BV 2014 LLC and BV 2018 LLC.
(9)	Includes shares held by BV 2018, BV 2018(B) and AM BV 2018 LLC. The Reporting Person is a managing director of BV 2018 LLC.

Each Filing Person disclaims membership in a “group.” Each Filing Person also disclaims beneficial ownership of any shares of the Issuer, except for the shares set forth in the table above next to the respective Filing Person’s name in subsection (b) of this Item 5.

The Reporting Persons sold the following Common Stock in the open market in the sixty days preceding the date of this filing:

Date of Sale	Price Range	Average Price	Sold by BV 2014	Sold by AM BV 2014 LLC	Sold by BV 2018	Sold by AM BV 2018 LLC	Sold by UBS Oncology
9/7/2021	$28.89-$29.64	$29.18	18,156	625	11,467	226	20,522
9/8/2021	$28.02-$29.01	$28.61	6,644	229	4,196	83	7,511
9/8/2021	$29.04-$29.21	$29.10	560	19	354	7	633
9/9/2021	$28.29-$29.27	$28.97	13,539	466	8,551	169	15,303
9/10/2021	$27.455-$28.45	$27.86	4,027	139	2,544	50	4,553
9/10/2021	$28.46-$28.91	$28.73	4,034	139	2,547	51	4,559
9/13/2021	$27.17-$27.99	$27.64	12,740	439	8,046	159	14,401
9/14/2021	$26.91-$27.90	$27.50	10,687	368	6,750	133	12,080
9/14/2021	$27.92-$28.055	$27.99	2,159	74	1,363	27	2,440
9/15/2021	$27.12-$28.11	$27.79	13,770	474	8,697	172	15,564
9/15/2021	$28.13-$28.19	$28.15	591	20	373	7	668
9/16/2021	$27.885-$28.69	$28.47	12,662	436	7,997	158	14,312
9/17/2021	$28.50-$29.11	$28.82	27,226	937	17,195	340	30,775
9/20/2021	$26.535-$27.52	$27.03	6,317	217	3,990	78	7,141
9/20/2021	$27.53-$28.39	$27.84	8,163	281	5,156	101	9,229

			141,275	4,863	89,226	1,761	159,691

The information provided and incorporated by reference in Item 3 and Item 6 is hereby incorporated by reference in this Item 5.

(d)	Inapplicable.

(e)	Inapplicable.

Item 7.	Material to Be Filed as Exhibits

C.	Agreement regarding filing of joint Schedule 13D.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 21, 2021

MPM BIOVENTURES 2014, L.P.

By:	MPM BioVentures 2014 GP LLC,
its General Partner
By:	MPM BioVentures 2014 LLC,
Its Managing Member

By:	/s/ Luke Evnin
Name:	Luke Evnin
Title:	Managing Director

MPM BIOVENTURES 2014 (B), L.P.

By:	MPM BioVentures 2014 GP LLC,
its General Partner
By:	MPM BioVentures 2014 LLC,
Its Managing Member

By:	/s/ Luke Evnin
Name:	Luke Evnin
Title:	Managing Director

MPM ASSET MANAGEMENT INVESTORS BV 2014 LLC

By:	MPM BioVentures 2014 LLC,
Its Manager

By:	/s/ Luke Evnin
Name:	Luke Evnin
Title: Managing Director

MPM BIOVENTURES 2014 GP LLC

By:	MPM BioVentures 2014 LLC,
Its Managing Member

By:	/s/ Luke Evnin
Name:	Luke Evnin
Title:	Managing Director

MPM BIOVENTURES 2014 LLC

By:	/s/ Luke Evnin
Name:	Luke Evnin
Title:	Managing Director

MPM BIOVENTURES 2018, L.P.

By:	MPM BioVentures 2018 GP LLC,
its General Partner
By:	MPM BioVentures 2018 LLC,
Its Managing Member

By:	/s/ Luke Evnin
Name:	Luke Evnin
Title:	Managing Director

MPM BIOVENTURES 2018 (B), L.P.

By:	MPM BioVentures 2018 GP LLC,
its General Partner
By:	MPM BioVentures 2018 LLC,
Its Managing Member

By:	/s/ Luke Evnin
Name:	Luke Evnin
Title:	Managing Director

MPM ASSET MANAGEMENT INVESTORS BV 2018 LLC

By:	MPM BioVentures 2018 LLC,
Its Manager

By:	/s/ Luke Evnin
Name:	Luke Evnin
Title: Managing Director

MPM BIOVENTURES 2018 GP LLC

By:	MPM BioVentures 2018 LLC,
Its Managing Member

By:	/s/ Luke Evnin
Name:	Luke Evnin
Title:	Managing Director

MPM BIOVENTURES 2018 LLC

By:	/s/ Luke Evnin
Name:	Luke Evnin
Title:	Managing Director

UBS ONCOLOGY IMPACT FUND, L.P.

By:	Oncology Impact Fund (Cayman) Management L.P.,
its General Partner
By:	BioImpact Capital LLC
Its General Partner

By:	/s/ Ansbert Gadicke
Name:	Ansbert Gadicke
Title:	Managing Partner

ONCOLOGY IMPACT FUND (CAYMAN) MANAGEMENT L.P.

By:	BioImpact Capital LLC

By:	/s/ Ansbert Gadicke
Name:	Ansbert Gadicke
Title:	Managing Partner

BIOIMPACT CAPITAL LLC

By:	/s/ Ansbert Gadicke
Name:	Ansbert Gadicke
Title:	Managing Partner

By:	/s/ Todd Foley
Name:	Todd Foley

By:	/s/ Luke Evnin
Name:	Luke Evnin

By:	/s/ Ansbert Gadicke
Name:	Ansbert Gadicke

By:	/s/ Edward Hurwitz
Name:	Edward Hurwitz

Schedule I

General Partners/Members

Ansbert Gadicke

c/o MPM Asset Management

450 Kendall Street

Cambridge, MA 02142

Principal Occupation: Managing director of MPM BioVentures 2014 LLC, MPM BioVentures 2018 LLC and managing partner of BioImpact Capital LLC.

Citizenship: USA

Luke Evnin

c/o MPM Asset Management

450 Kendall Street

Cambridge, MA 02142

Principal Occupation: Managing director of MPM BioVentures 2014 LLC and MPM BioVentures 2018 LLC.

Citizenship: USA

Todd Foley

c/o MPM Asset Management

450 Kendall Street

Cambridge, MA 02142

Principal Occupation: Managing director of MPM BioVentures 2014 LLC and MPM BioVentures 2018 LLC.

Citizenship: USA

Edward Hurwitz

c/o MPM Asset Management

450 Kendall Street

Cambridge, MA 02142

Principal Occupation: Managing director of MPM BioVentures 2018 LLC.

Citizenship: USA

Exhibit Index

C.	Agreement regarding filing of joint Schedule 13D.